UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2010

Commission File Number 001-33922

DRYSHIPS INC.

80 Kifissias Avenue

Amaroussion 15125, Athens Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a press release of DryShips Inc. (the “Company”), dated February 25, 2010, reporting financial and operating results for the fourth quarter and year end 2009.

Exhibit 1

DRYSHIPS INC. REPORTS FINANCIAL AND OPERATING RESULTS FOR

THE FOURTH QUARTER AND YEAR ENDED DECEMBER 31, 2009

February 25, 2010, Athens, Greece. DryShips Inc. (NASDAQ: DRYS), or the Company, a global provider of marine transportation services for drybulk cargoes and offshore oil deepwater drilling, today announced its unaudited financial and operating results for the fourth quarter and year ended December 31, 2009.

Fourth Quarter 2009 Financial Highlights

➢

For the fourth quarter of 2009, the Company reported net income of $1.4 million or $0.01 basic and diluted loss per share. Included in the fourth quarter 2009 results are various items, totaling $64.4 million or $0.24 per share which are described below. Excluding these items, net income would amount to $65.8 million or $0.23 per share.

o

Included in the fourth quarter 2009 results are forfeited deposits, fees and other capitalized asset write-offs relating to our cancellation of Hulls SS058 and SS059 on October 16, 2009, which aggregated approximately $30.8 million, or $0.12 per share.

o

Included in the fourth quarter 2009 results is the net effect of deferring revenues and direct incremental expenses to future periods, which negatively impacted results by approximately $11.4 million of net revenues, or $0.04 per share, relating to the mobilization of the Leiv Eiriksson, and which have been deferred to future periods. In October 2009, the Leiv Eiriksson commenced mobilization for a three-year contract with Petroleo Brasileiro S.A., or Petrobras, for exploration drilling in the Black Sea. Prior to the Petrobras contract, the rig operated for Shell in the North Sea. Accordingly, all revenue and direct incremental expenditure during the mobilization of this unit from the North Sea to the Black Sea will be amortized over the life of the Petrobras contract. The rig will commence drilling operations from end of February 2010.

o

Included in the fourth quarter 2009 results are non-cash amortization of debt issuance costs including those relating to our Convertible Senior Notes issued on November 19, 2009, totaling $3.6 million, or $0.01 per share.

o

Included in the fourth quarter 2009 results are net aggregate mark-to-market losses incurred on our interest rate swaps and forward freight agreements, amounting to $5.4 million, or $0.02 per share.

o

Included in the fourth quarter 2009 results are an impairment loss and various expenses relating to the contracts for the sale of our vessels, the Iguana and Delray entered into during the quarter, amounting to $3.6 million, or $0.01 per share.

o

Included in the fourth quarter 2009 results are amortization of stock based compensation of $9.6 million or $0.04 per share.

➢

Basic loss per share for the fourth quarter of 2009 includes a non-cash accrual for the cumulative payment-in-kind dividends on the Series A Convertible Preferred Stock, amounting to $4.1 million, which reduces the income available to common shareholders (basic earnings per share is calculated as net income less accrued dividends on preferred stock divided by weighted average number of common shares outstanding).

George Economou, Chairman and Chief Executive Officer of the Company commented:

“We are pleased to report another quarter of profitable operating results for DryShips as both our drilling and drybulk units continued to perform at high utilization rates. The Leiv Eiriksson completed its mobilization to the Black Sea successfully and will commence operations from end-February 2010. China was the driving force of the dry bulk market last year with iron ore and coal imports increasing year on year at a record pace. For 2010, we expect commodity demand to increase at a strong pace as the year on year gains in Chinese imports will be supplemented by a return to normality of the rest of the world. On the vessel supply side the projected deliveries are expected to be reduced by cancellations and delays due to the severe lack of financing. On the drilling segment, after a slow 2009, we expect 2010 to be a much more active year for new contracts. With oil prices in the US$70-80 range most ultra deepwater projects are expected to be viable. High oil prices, increasing oil demand and maturing oil fields are incentivizing oil companies to develop the various deepwater finds in the US Gulf of Mexico, Brazil, West Africa, India and elsewhere.

Overall, 2009 was a challenging year for the shipping industry as we weathered an economic recession and a liquidity crunch. DryShips had to take some decisive steps to shore up the balance sheet and place the Company in a position of strength. We are working to release the value in the drilling business with a potential IPO, at some stage this year, creating what we believe to be the only pure play ultra deepwater player. We appreciate the support and patience of our shareholders and are working tirelessly to create shareholder value and highlight the attractive valuation of our Company.”

Financial Review: 2009 Fourth Quarter

The Company recorded net income of $1.4 million, or $0.01 basic and diluted loss per share for the three-month period ended December 31, 2009, as compared to a net loss of $1.0 billion, or $18.42 basic and diluted loss per share for the three-month period ended December 31, 2008. EBITDA, which is defined and reconciled later in this press release, was $75.9 million for the fourth quarter of 2009 as compared to negative $932.2 million for the same period in 2008.

Included in the fourth quarter 2009 results are various items totaling $64.4 million, or $0.24 per share, which are described at the beginning of this press release. Excluding these items, our adjusted net income amounts to $65.8 million or $0.23 per share.

Basic loss per share, as defined earlier in this press release, for the fourth quarter of 2009 includes a non-cash accrual for the cumulative payment-in-kind dividends on the Series A Convertible Preferred Stock, amounting to $4.1 million, which reduces the income available to common shareholders.

For the drybulk carrier segment, net voyage revenues (voyage revenues minus voyage expenses) decreased by $5.1 million to $112.0 million for the three-month period ended December 31, 2009, as compared to $117.1 million for the three-month period ended December 31, 2008. For the offshore drilling segment, revenues from drilling contracts amounted to $74.1 million for the three-month period ended December 31, 2009 as compared to $87.5 million for the same period in 2008. This decrease is mainly due to the deferral of revenue during the fourth quarter of 2009 as a result of the mobilization of the Leiv Eiriksson from the North Sea to the Black Sea.

Total vessel and rig operating expenses and total depreciation and amortization decreased to $45.5 million and $50.1 million, respectively, for the three-month period ended December 31, 2009 from $56.5 million and $49.7 million, respectively, for the three-month period ended December 31, 2008. The decrease in operating expenses is mainly due to the deferral of direct operating costs during the fourth quarter of 2009 as a result of the mobilization of the Leiv Eiriksson from the North Sea to the Black Sea. Total general and administrative expenses decreased to $24.5 million in the fourth quarter of 2009 from $36.2 million during the comparative period in 2008.

Interest and finance costs, net of interest income, decreased to $21.5 million for the three-month period ended December 31, 2009, compared to $34.1 million for the three-month period ended December 31, 2008.

Fleet List

The table below describes our drybulk fleet profile as of February 25, 2010:

	Year			Gross rate	Redelivery
	Built	DWT	Type	Per day	Earliest	Latest

Fixed rate employment

Capesize:
Alameda	2001	170,269	Capesize	$21,000	Feb-11	May-11
Brisbane	1995	151,066	Capesize	$25,000	Dec-11	Apr-12
Capri	2001	172,579	Capesize	$61,000	Apr-18	Jun-18
Flecha	2004	170,012	Capesize	$55,000	Jul-18	Nov-18
Manasota	2004	171,061	Capesize	$67,000	Feb-13	Apr-13
Mystic	2008	170,500	Capesize	$52,310	Aug-18	Dec-18
Samsara	1996	150,393	Capesize	$57,000	Dec-11	Apr-12

Panamax:
Avoca	2004	76,500	Panamax	$45,500	Aug-13	Dec-13
Bargara	2002	74,832	Panamax	$43,750	May-12	Jul-12
Capitola	2001	74,832	Panamax	$39,500	Jun-13	Aug-13
Catalina	2005	74,432	Panamax	$40,000	Jun-13	Aug-13
Conquistador	2000	75,607	Panamax	$17,750	Aug-11	Nov-11
Coronado	2000	75,706	Panamax	$18,250	Sep-11	Nov-11
Ecola	2001	73,931	Panamax	$43,500	Jun-12	Aug-12
La Jolla	1997	72,126	Panamax	$14,750	Aug-11	Nov-11
Levanto	2001	73,931	Panamax	$16,800	Sep-11	Nov-11
Ligari	2004	75,583	Panamax	$55,500	Jun-12	Aug-12
Maganari	2001	75,941	Panamax	$14,500	Jul-11	Sep-11
Majorca	2005	74,364	Panamax	$43,750	Jun-12	Aug-12
Marbella	2000	72,561	Panamax	$14,750	Aug-11	Nov-11
Mendocino	2002	76,623	Panamax	$56,500	Jun-12	Sep-12
Ocean Crystal	1999	73,688	Panamax	$15,000	Aug-11	Nov-11
Oliva	2009	75,000	Panamax	$17,850	Oct-11	Dec-11
Oregon	2002	74,204	Panamax	$16,350	Aug-11	Oct-11
Padre	2004	73,601	Panamax	$46,500	Sep-12	Dec-12
Positano	2000	73,288	Panamax	$42,500	Sep-13	Dec-13
Primera	1998	72,495	Panamax	$18,250*	Dec-10	Dec-10
Rapallo	2009	75,000	Panamax	$15,400	Aug-11	Oct-11
Redondo	2000	74,716	Panamax	$34,500	Apr-13	Jun-13
Saldanha	2004	75,500	Panamax	$52,500	Jun-12	Sep-12
Samatan	2001	74,823	Panamax	$39,500	May-13	Jul-13
Sonoma	2001	74,786	Panamax	$19,300	Sept- 11	Nov- 11
Sorrento	2004	76,633	Panamax	$17,300	Sep-11	Dec-11
Toro	1995	73,034	Panamax	$16,750	May-11	Jul-11
Xanadu	1999	72,270	Panamax	$39,750	Jul-13	Sep-13

Supramax:
Pachino	2002	51,201	Supramax	$20,250	Sep-10	Feb-11
Paros I	2003	51,201	Supramax	$27,135	Oct-11	May-12

Newbuildings

Panamax 1**	2011	76,000	Panamax
Panamax 2**	2012	76,000	Panamax

* Based on a synthetic time charter

** Shipbuilding contracts in process of execution

Summary Operating Data (unaudited)

(Dollars in thousands, except average daily results)

	Three Months Ended December 31,		Year Ended December 31,
	2008	2009	2008	2009
Average number of vessels(1)	38.6	39.0	38.6	38.1
Total voyage days for vessels(2)	3,411	3,535	13,896	13,660
Total calendar days for vessels(3)	3,547	3,588	14,114	13,914
Fleet utilization(4)	96.2%	98.5%	98.5%	98.2%
Time charter equivalent(5)	34,321	31,683	58,155	30,425
Vessel operating expenses (daily)(6)	6,308	5,553	5,644	5,434

(1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2) Total voyage days for fleet are the total days the vessels were in our possession for the relevant period net of off hire days.

(3) Calendar days are the total number of days the vessels were in our possession for the relevant period including off hire days.

(4) Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

(5) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing voyage revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

	Three Months Ended December 31,		Year Ended December 31,
	2008	2009	2008	2009
Voyage revenues	130,342	119,332	861,296	444,385
Voyage expenses	(13,273)	(7,332)	(53,172)	(28,779)
Time charter equivalent revenues	117,069	112,000	808,124	415,606
Total voyage days for vessels	3,411	3,535	13,896	13,660
Time charter equivalent	34,321	31,683	58,155	30,425

 (6) Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

Financial Statements

Unaudited Condensed Consolidated Statements of Operations

(Expressed in Thousands of U.S. Dollars- except for share and per share data)	Three Months Ended December 31,		Year Ended December 31,
	2008	2009	2008	2009

REVENUES:
Voyage revenues	$130,342	$119,332	$861,296	$444,385
Revenues from drilling contracts	87,547	74,126	219,406	375, 449
	217,889	193,458	1,080,702	819,834

EXPENSES:
Voyage expenses	13,273	7,332	53,172	28,779
Vessel operating expenses	22,375	19,924	79,662	75,605
Drilling rigs operating expenses	34,150	25,589	86,229	126,282
Depreciation and amortization	49,666	50,127	157,979	196,696
Loss/(gain) on sale of vessels	3,002	-	(223,022)	(2,432)
Loss on contract cancellations, net	150,902	32,773	150,902	244,189
Vessel impairment charge	-	1,578	-	1,578
Goodwill impairment charge	700,457	-	700,457	-
General and administrative expenses	36,216	24,510	89,358	90,823

Operating income / (loss)	(792,152)	31,625	(14,035)	58,314

OTHER INCOME/(EXPENSE):
Interest and finance costs, net of interest income	(34,121)	(21,464)	(100,109)	(87,185)
Gain/(loss) on interest rate swaps	(177,018)	2,171	(207,936)	23,160
Other, net	(12,743)	(8,006)	(12,640)	(6,692)
Equity in loss of investee	-	-	(6,893)	-
Income taxes	(1,336)	(2,938)	(2,844)	(12,797)
Total other income/(expenses), net	(225,218)	(30,237)	(330,422)	(83,514)

Net income / (loss)	(1,017,370)	1,388	(344,457)	(25,200)

Net income attributable to Noncontrolling interests	-	-	(16,825)	(7,178)

Net income/(loss) attributable to DryShips Inc. common stockholders	$(1,017,370)	$1,388	$(361,282)	$(32,378)

Loss per common share attributable to Dryships Inc. common stockholders, basic and diluted	$(18.42)	$(0.01)	$(8.11)	$(0.19)
Weighted average number of shares, basic and diluted	55,230,433	253,951,696	44,598,585	209,331,737

Unaudited Condensed Consolidated Balance Sheets

(Expressed in Thousands of U.S. Dollars )	December 31, 2008	December 31, 2009

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$303,114	$693,169
Restricted cash	320,560	350,833
Trade accounts receivable, net	52,441	66,681
Other current assets	44,312	69,967
Total current assets	720,427	1,180,650

FIXED ASSETS, NET:
Advances for assets under construction and acquisitions	535,616	1,174,693
Vessels, net	2,134,650	2,058,329
Drilling rigs, machinery and equipment, net	1,393,158	1,329,641
Total fixed assets, net	4,063,424	4,562,663

OTHER NON CURRENT ASSETS:
Other non-current assets	58,829	55,775
Total non current assets	58,829	55,775
Total assets	4,842,680	5,799,088

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt	2,370,556	1,698,692
Other current liabilities	154,492	197,331
Total current liabilities	2,525,048	1,896,023

NON CURRENT LIABILITIES
Long-term debt, net of current portion	788,314	985,992
Other non-current liabilities	237,746	112,438
Total non current liabilities	1,026,060	1,098,430

COMMITMENTS AND CONTINGENCIES	-	-

STOCKHOLDERS’ EQUITY:
Total DryShips Inc. stockholders’ equity	1,291,572	2,804,635
Total liabilities and stockholders equity	$4,842,680	$5,799,088

EBITDA Reconciliation

EBITDA represents net income before interest, taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which the Company measures its operations and efficiency. EBITDA is also used by our lenders as a measure of our compliance with certain loan covenants and because the Company believes that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness.

The following table reconciles net income to EBITDA:

(Dollars in thousands)	Three Months Ended December 31, 2008	Three Months Ended December 31, 2009	Year Ended December 31, 2008	Year Ended December 31, 2009

Net (loss)/ income	(1,017,370)	1,388	(361,282)	(32,378)

Add: Net interest expense	34,121	21,464	100,109	87,185
Add: Depreciation and amortization	49,666	50,127	157,979	196,696
Add: Income taxes	1,336	2,938	2,844	12,797

EBITDA	(932,247)	75,917	(100,350)	264,300

Conference Call and Webcast: Friday, February 26 , 2010

As announced, the Company’s management team will host a conference call, on Friday, February 26, 2010 at 8:30 AM Eastern Standard Time to discuss the Company's financial results.

Conference Call Details

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or +(44) 1452 542 301 (from outside the US). Please quote "DryShips"

A replay of the conference call will be available until March 5, 2010. The United States replay number is 1(866) 247- 4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 55 00 00 and the access code required for the replay is: 2133051#

A replay of the conference call will also be available on the Company’s website at www.dryships.com under the Investor Relations section.

Slides and Audio Webcast

There will also be a simultaneous live webcast over the Internet, through the DryShips Inc. website (www.dryships.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About DryShips, Inc.

DryShips Inc., based in Greece, is an owner and operator of drybulk carriers and offshore oil deep water drilling that operate worldwide. As of the day of this release, DryShips owns a fleet of 39 drybulk carriers (including newbuildings) comprising seven Capesize carriers, 30 Panamax carriers and  two Supramax carriers, with a combined deadweight tonnage of over 3.5 million tons, two ultra deep water semisubmersible drilling rigs and four ultra deep water newbuilding drillships.

DryShips Inc.'s common stock is listed on the NASDAQ Global Market where it trades under the symbol "DRYS".

Visit the Company’s website at www.dryships.com

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by DryShips Inc. with the US Securities and Exchange Commission.

Investor Relations / Media:

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. 212-661-7566

E-mail: dryships@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DryShips Inc.
(Registrant)

Dated: February 25, 2010	By: /s/George Economou
George Economou Chief Executive Officer